UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Leafly Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

52178J105

(CUSIP Number)

December 31, 2022

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR Multi-Strategy Master Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,164,986 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,164,986 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,986 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 1,164,986 shares of Common Stock of Leafly Holdings, Inc. (the “Issuer”) issuable upon the exercise of warrants.
(2)

Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission (the “SEC”) on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR CCSA Master Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,164,986 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,164,986 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,164,986 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.8% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Includes 1,164,986 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR Partners AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS LMR Partners (DIFC) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, IA

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS Ben Levine
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

CUSIP No. 52178J105	13G

1	NAMES OF REPORTING PERSONS Stefan Renold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,329,972 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,329,972 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,329,972 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)	Includes 2,329,972 shares of Common Stock of the Issuer issuable upon the exercise of warrants.
(2)	Based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the SEC on December 2, 2022.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Leafly Holdings, Inc. (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at 111 South Jackson Street, Suite 531, Seattle, Washington 98104.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by:

(i)	LMR Multi-Strategy Master Fund Limited (“LMR Master Fund”), with respect to the shares of Common Stock (as defined in Item 2(d)) held by it;

(ii)	LMR CCSA Master Fund Ltd (“LMR CCSA Master Fund”), with respect to the shares of Common Stock (as defined in Item 2(d)) held by it;

(iii)

LMR Partners LLP, LMR Partners Limited, LMR Partners LLC, LMR Partners AG and LMR Partners (DIFC) Limited (collectively, the “LMR Investment Managers”), which serve as the investment managers to certain funds, including, without limitation, LMR Master Fund and LMR CCSA Master Fund, with respect to the shares of Common Stock held by LMR Master Fund and LMR CCSA Master Fund; and

(iv)

Ben Levine and Stefan Renold, who are ultimately in control of the investment and voting decisions of the LMR Investment Managers with respect to the securities held by LMR Master Fund and LMR CCSA Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of the Reporting Persons is c/o LMR Partners LLP, 9th Floor, Devonshire House, 1 Mayfair Place, London, W1J 8AJ, United Kingdom.

Item 2(c).	CITIZENSHIP:

LMR Master Fund is a Cayman Islands exempted company. LMR CCSA Master Fund is a Cayman Islands exempted company. LMR Partners LLP is a United Kingdom limited liability partnership. LMR Partners Limited is a Hong Kong corporation. LMR Partners LLC is a Delaware limited liability company. LMR Partners AG is a Swiss corporation. LMR Partners (DIFC) Limited is a United Arab Emirates corporation. Ben Levine is a citizen of the United Kingdom. Stefan Renold is a citizen of Switzerland.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value per share (“Common Stock”).

Item 2(e).	CUSIP NUMBER:

52178J105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: investment adviser.

Item 4.	OWNERSHIP.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

Each of LMR Master Fund and LMR CCSA Master Fund directly holds warrants to purchase 1,164,986 shares of Common Stock (“Warrants”). The shares of Common Stock held by each of LMR Master Fund and LMR CCSA Master Fund represent approximately 2.8% and the shares of Common Stock held by LMR Master Fund and LMR CCSA Master Fund in the aggregate represent approximately 5.5% of the outstanding shares of Common Stock, based on 40,035,568 shares of Common Stock of the Issuer outstanding as of November 25, 2022, as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on December 2, 2022, plus shares that may be acquired by such Reporting Persons within 60 days.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the LMR Investment Managers and Messrs. Levine and Renold hereby certifies as follows:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Each of the LMR Investment Managers other than LMR Partners LLC hereby certifies as follows:

By signing below, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an investment adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Securities and Exchange Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

Each of LMR Master Fund and LMR CCSA Master Fund hereby certifies as follows:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 14, 2023

LMR MULTI-STRATEGY MASTER FUND LIMITED

By: LMR Partners LLP, its Investment Manager

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR CCSA MASTER FUND LTD

By: LMR Partners LLP, its Investment Manager

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLP

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS LLC

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS AG

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

LMR PARTNERS (DIFC) LIMITED

By:	/s/ Shane Cullinane
Name:	Shane Cullinane
Title:	Chief Operating Officer

/s/ Ben Levine
BEN LEVINE

/s/ Stefan Renold
STEFAN RENOLD